February 27, 2009

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E. Stop 7010
Washington, D.C. 20549

RE:	SEC Comment Letter dated January 15, 2009
The Clorox Company, Form 10-K for the Fiscal Year Ended June 30, 2008 and Form
10-Q for Fiscal Quarter Ended September 30, 2008
File Number 1-07151

Dear Mr. Decker:

We respectfully submit the following responses to the comments included in your letter of January 15, 2009, relating to your review of The Clorox Company’s (“Clorox” or “the Company”) Form 10-K for the Fiscal Year Ended June 30, 2008, and Form 10-Q for the Fiscal Quarter Ended September 30, 2008.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses and thank you for your attention devoted to our filing. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended June 30, 2008

Question: Cost of Products Sold, page 32

Please disclose whether you allocate a portion of your depreciation and amortization to cost of products sold. If you do not allocate depreciation and amortization to costs of products sold, please revise your presentation on the face of your statements of earnings and throughout the filing to comply with SAB Topic 11:B.

Response:
The Company does allocate a substantial portion of depreciation and amortization to cost of goods sold. To further clarify its overall disclosures with respect to cost of goods sold, the Company will modify its accounting policy footnote as indicated below with its filing of the Form 10-K for the fiscal year ending June 30, 2009:

“Cost of products sold: Cost of products sold represents the costs directly related to the manufacture and distribution of the Company’s products and primarily includes raw materials, packaging, contract packer fees, shipping and handling, warehousing, package design, and direct and indirect labor and operating costs for the Company’s manufacturing facilities including salary, benefit costs, incentive compensation, depreciation and amortization.”

Question: Note 22. Segment Reporting, page 58
In the first quarter of fiscal year 2008, you modified your internal reporting process and the manner which your business is managed and in turn, realigned your segment reporting. As a result of this process, you are now reporting your operating results to the chief operating decision maker based on geographic segments (North America and International) which has resulted in a change to the operating and reportable segments. Please provide the following:

  Please explain to us the specific modifications made to your internal reporting process and the manner in which you manage your business. Your response should address whether there were also changes made as to who represented the chief operating decision maker per paragraph 12 of SFAS 131 as well as whether there were changes in the financial information given to the chief operating decision maker to make decisions about resources to be allocated and to assess performance.

Response:
Before responding to the specific questions regarding segment reporting, below is a brief discussion about the Company’s business and organizational structure to provide context for our responses to your specific questions.

The Company is a leading manufacturer and marketer of consumer products. Approximately 85% of the Company’s consolidated revenues are derived from the sale of consumer products, which are generally advertised and sold within its North America segment to a common set of customers. The customers consist of mass merchandisers, warehouse clubs, dollar, military and other types of retail stores, with sales being made primarily through a direct sales force, as well as grocery stores and grocery wholesalers, with sales being made primarily through a combination of direct sales teams and a network of brokers. Approximately 15% of the Company’s consolidated revenues are derived from the sale of products within its International segment with sales being made primarily through retail trade, distributors and joint-venture arrangements with local partners.

The Company owns a number of leading brands, each consisting of multiple products, which are managed through Strategic Business Units (SBUs). In the North America segment, the Company has 12 SBUs, managed by SBU leadership teams. Each SBU leadership team is responsible for the execution of its SBU business plan. In the North America segment, the majority of the SBUs are managed through separate divisions by division leadership teams. Division general managers approve and decide how to execute the SBU business plan. The International segment is organized geographically into two regions.

Prior to fiscal year 2008, the Company operated through three operating segments, Household, Specialty and International. Each segment was led by a Group Vice President who managed operations to optimize results of his/her respective segment. The three Group Vice Presidents reported to the Chief Executive Officer (CEO), who led total Company business operations. The Company defined the CEO and three Group Vice Presidents as the CODM in accordance with paragraph 12 of SFAS 131, because each Group Vice President, together with the CEO, assessed the performance of his/her respective segment and made resource allocation decisions, subject to the oversight and approval of the Board of Directors. Each division (1) engaged in business activities from which it earned revenues and incurred expenses, (2) had its operating results regularly reviewed by the CEO and respective Group Vice President to make decisions about how to allocate resources to the division and to assess the division’s performance and (3) had discrete financial information, thereby meeting the three criteria to be considered an operating segment under paragraph 10 of SFAS 131.

In the first quarter of fiscal year 2008, the Company finalized a new operating model and made organizational changes designed to enhance the Company’s growth by driving a broader coordination across the Company’s businesses, such that the Company can allocate resources to the highest value creating initiatives across the entire Company. As part of the new structure, Larry Peiros was named Executive Vice President and Chief Operating Officer (EVP and COO) – North America, which combines the Company’s former Household and Specialty operating segments. Warwick Every-Burns remained Senior Vice President (SVP) – International. These positions report directly to the CEO and create single-points of accountability for the Company’s North America and International businesses, respectively.

In the new organizational structure, the CEO, with input from the CFO, defines the Company’s overall strategy and establishes financial goals for the total Company, which are reviewed and approved by the Board of Directors. These total Company goals are then allocated to the North America and International segments. To the extent these allocations are disputed at a level below the CODM, the CODM is solely responsible for making the final resource allocation decisions. The CEO assesses total Company and operating segment performance and allocates resources to the highest value creating initiatives across the entire Company. It is his sole responsibility, with input from the CFO and subject to the oversight of the Board of Directors, to assess business performance and to allocate resources. The CODM receives detailed financial information at the total Company and North America and International segment level. As a result, we believe each of the North America and International businesses meets the three criteria to be an operating segment under paragraph 10 of SFAS 131 and the CEO meets the definition of a CODM under paragraph 12 of SFAS 131.

The Company’s internal and external reporting were aligned with this new management structure effective with the filing of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2007. The primary focus of the Company’s internal financial reporting to the CODM is to regularly provide financial information at the total Company and North America and International segment level, because it is at this level that the CODM, with approval of the Board of Directors, establishes financial performance targets and makes resource allocation decisions. In addition, the CODM is provided with limited supplemental information at the SBU level, as further discussed on page four. This information provides the CODM with additional context in assessing overall performance of the Company’s operating segments, such that he can respond, at a high level, to inquiries from and communications with the Board of Directors and the investment community.

Prior to fiscal year 2008, financial information was generally provided to the CODM for the total Company and at the Household, Specialty and International segment level, as stated above. This information is now generally provided at the total Company and North America and International segment level.

Question:

  With regards to your Leadership Committee as of September 1, 2008 as disclosed on your website, please explain the roles of Benno Dorer, Vice President – Laundry & Home Care & Cleaning Division, Derek Gordon, Vice President – Brita and US Auto Care, George Roeth, Vice President – Specialty Division, Glenn Salvage, Vice President – Away from Home, Tarang Amin, Vice President - Charcoal & Food as it relates to the realignment of your segments. Please tell us whether these roles are functional (i.e. Marketing) or whether they represent actual divisions within your organization. Please also tell us whether any of these individuals is compensated based upon the performance of their division. Please explain to us who each of these individuals reports to and each person above them until you reach the chief operating decision maker level.

Response:
The EVP and COO – North America and SVP – International report directly to the CEO. Several functional leaders also report to the CEO (e.g., CFO, General Counsel and SVP Human Resources and Corporate Affairs). In the North America segment, various divisional vice presidents, who are also considered general managers, report to the EVP and COO – North America. SBU leaders generally report to general managers, who in turn report to the EVP and COO – North America. None of the SBU leaders reports directly to the CEO.

As of September 1, 2008, Benno Dorer, George Roeth and Glenn Savage were general managers reporting to the EVP and COO – North America. Tarang Amin and Derek Gordon were SBU leaders reporting to their respective general managers, who in turn report to the EVP and COO – North America.

The division structure, led by a general manager, is designed primarily to leverage experienced division management across a number of SBUs and product categories to create scale and efficiency.

The role of the general manager includes:

  Growing the division’s portfolio of products and businesses;
  Determining priority setting across SBUs within the division;
  Developing and delivering the SBU strategy; and
  Assessing capability and service needs of the SBUs.

The role of the SBU leader includes:

  Maximizing SBU value and business results;
  Developing and executing an 18-month business plan;
  Managing risks of operations at the SBU level;
  Fostering innovation for core growth, new products and cost containment; and
  Increasing multinational coordination for certain products.

The Company considered whether its divisions represented the Company’s operating segments and concluded that they do not as the financial information provided to the CODM does not include financial information at the division level. The Company also considered whether the Company’s SBUs represented operating segments and concluded that they do not as the financial information provided to the CODM with respect to each of the SBUs is not sufficient for the CODM to fully assess the performance of the SBUs. Specifically, the SBU financial information provided to the CODM is prepared without an allocation of corporate costs (e.g., certain administrative costs, amortization of trademarks and other intangible assets, interest expense and incentive compensation expense) or capital employed in each of the SBUs. Further, such SBU related information does not contain detailed financial information related to the products or SKUs within an SBU, including detailed profitability measures. Such information is necessary to fully understand the performance of the SBU and to make resource allocations and management decisions regarding the SBUs. The CODM relies on the division general managers to make such resource allocations to the SBUs based upon detailed product and SKU information made available to them.

The Company’s incentive compensation structure is comprised of two primary components: short-term incentive (cash bonus) and long-term incentive (stock options and performance shares).

The annual cash bonus for the CODM, EVP and COO – North America and SVP – International, as well as the other members of the Company’s Executive Committee (consisting of the Company’s Executive Officers, as designated under Rule 3b-7 of the Securities Exchange Act of 1934), is based on total Company financial performance, as well as individual performance against Company-wide strategic goals (including employee engagement and diversity targets, product innovation targets, share growth and category growth) and individual objectives.

As of September 1, 2008, the annual cash bonus payouts for Messrs. Dorer, Roeth, Savage, Amin and Gordon, were tied to total Company and operating segment (i.e., North America) financial performance, as well as individual performance against his major responsibilities. Individual performance is captured through an “Individual Performance Multiplier.” The Individual Performance Multiplier is based on the individual’s performance against an aggregate of certain qualitative criteria (e.g., the individual’s ability to develop organization and people capabilities, to execute SBU strategy, etc.) and the individual’s overall performance in his role. The bonus payout for these individuals is calculated using a specified weighting between total Company and North America financial performance, to which the Individual Performance Multiplier is applied. On February 12, 2009, Messrs. Doerer and Roeth were appointed to the Company’s Executive Committee.

Long-term incentive compensation is granted based on a qualitative assessment of an individual’s potential and performance against his/her major responsibilities. Performance share payouts are also contingent on achievement of specific quantitative total Company performance goals, a factor that is not tied to individual performance or potential.

Question:
Please also tell us what your operating segments are and if you aggregate operating segments pursuant to paragraph 17 of SFAS 131.

Response:
The Company’s operating segments are North America and International.

The North America and International operating segments do not represent an aggregation of operating segments, as used in SFAS 131. As previously discussed, the underlying divisions, SBUs, products or SKUs do not represent operating segments. No financial information for the divisions is provided to the CODM and financial information for the SBUs is not sufficient to fully assess the performance of and make resource allocations to the SBUs, products or SKUs that make up the SBUs.

Question:

  Given the different regions and areas that you appear to operate in, please help us understand how your chief operating decision maker can assess performance and make decisions regarding the allocations of resources by viewing operations at your new operating segment level.

Response:
To fully assess the performance of the business, the CODM regularly reviews financial information at the total Company and North America and International operating segment levels, which enables the CODM to fully assess performance against prior year results and forecasts. The information primarily includes the Company’s consolidated financial statements, an analysis of key performance metrics (e.g., volume, sales and profit, etc.), significant business drivers (e.g., commodity costs, pricing, market share, compensation costs, cost savings, etc.), and key working capital trends (e.g., inventory, accounts receivable and payables) for the total Company.

Resource allocation decisions are made by the CODM in conjunction with the Company’s financial planning processes. Each year, subject to oversight and approval from the Board of Directors, the CODM, with input from the CFO, establishes financial performance targets for the total Company. Targets are then allocated to the North America and International segments. To the extent these allocations are disputed at a level below the CODM, the CODM is solely responsible for making the final resource allocation decisions. Detailed plans and forecasts are then built at the SKU and product levels by the SBU leaders, based on financial targets provided by their general managers. These product-level forecasts are then consolidated into North America, International and total Company financial forecasts. The CODM reviews the financial forecast that is summarized for the total Company at the North America and International segment levels to determine whether or not the financial targets will be met. If the initial rollup of the forecast does not achieve the targets set by the CODM, the CODM gives the appropriate direction to the EVP and COO – North America and SVP – International to achieve their respective financial targets.

Additionally, the CODM makes resource allocation decisions based on expected returns of major strategic initiatives that are expected to have a significant impact on the Company. These initiatives are presented to him by division or functional leaders. The CODM monitors progress against these initiatives either at the total Company or Strategic Initiative level. Examples of initiatives monitored at the total Company level include organizational changes, global restructuring and cost containment initiatives and significant information systems implementations. Examples of initiatives monitored at the Strategic Initiative level include major new product launches, business acquisitions and customer/channel strategies.

Question:
Please tell us whether the chief operating decision maker and/ or the Board of Directors receives information by product division, and if so, what it consists of.

Response:
In addition to the financial information the CODM receives quarterly that is described above, the CODM and the Board of Directors receive qualitative and statistic information about key business drivers (e.g., market share trends) as well as detailed financial information for the total Company. The financial information is summarized at the North America and International segment level and is used by the CODM and Board of Directors to oversee the performance of the Company. In addition, they also receive limited financial information consisting of volume, sales and profit amounts for the SBUs within North America. As mentioned above, the SBU information is provided to give context to North America segment results and is not considered sufficient to fully assess the performance of each SBU or make resource allocation decisions. On an ad hoc basis, the Board of Directors has received more detailed information about key business drivers, which has included SBU level information.

In addition, you have asked us to acknowledge or confirm the following:

  I acknowledge that The Clorox Company has always been and remains responsible for the adequacy and accuracy of this disclosure in its filings;
  I understand the Commission’s position that comments from the SEC staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  I understand the Commission’s position that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Contact Information

If you have any questions or need any additional information, please contact Tom Johnson, Vice President – Controller, at (510) 271- 2873 or me at (510) 271-7377.

Sincerely,

/s/ Daniel J. Heinrich

Daniel J. Heinrich
Senior Vice President-
Chief Financial Officer

cc:

Laura Stein	Senior Vice President – General Counsel
Thomas Johnson	Vice President – Controller
Angela Hilt	Vice President – Corporate Secretary and Assistant Associate General Counsel
Ernest Greene	Securities and Exchange Commission
Gary Waring	Ernst & Young
Todd Silva	Ernst & Young